The Secretary, Stock Exchanges Delhi/Bombay/Calcutta/Madras/NSE/NYSE


Sub:  Compliance of Listing Agreement


Dear Sir,

In compliance to the Listing Agreement, please find enclosed the following:-

1.   Shareholding pattern as on 30th September 2005 as per Clause 35

2. List of Shareholder's holding more than 1% shares of the Company as on 30th September 2005

3. List of Shareholder's holding more than 5% shares of the Company as on 30th September 2005

4.   Quarterly Compliance Report on Corporate Governance as per clause 49

5.   Shareholding Pattern Summary for Free Float Indices as on 30th September
     2005


Please acknowledge receipt and take the above documents on record.

Thanking You,

Yours Faithfully


(S.C.AHUJA)
COMPANY SECRETARY

Encl.: As above

                                                                          FORM B

                          CONTROLLING/STRATEGIC HOLDERS
            (Include every single holder and list them Categorywise)

--------------------------------------------------------------------------------
Name of the Company:               MAHANAGAR TELEPHONE NIGAM LIMITED
--------------------------------------------------------------------------------

                                   ----------------                   ----------
                    SCRIP CODE     MAHANGR TELE 108     QUARTER ENDED 30.09.2005
                                   ----------------                   ----------

SL.NO.     HOLDERS NAME     NO. OF SHARES HELD  % OF SHAREHOLDING  CATEGORY CODE
--------------------------------------------------------------------------------
  1     PRESIDENT OF INDIA      354372740            56.25               D

                                                                          FORM C

                               FREE-FLOAT HOLDERS
                      DISCLOSE ONLY HOLDINGS OF 1% & ABOVE
                           (List holders Categorywise)

--------------------------------------------------------------------------------
Name of the Company:               MAHANAGAR TELEPHONE NIGAM LIMITED
--------------------------------------------------------------------------------

                                   ----------------                   ----------
                    SCRIP CODE     MAHANGR TELE 108     QUARTER ENDED 30-09-2005
                                   ----------------                   ----------

                                                                                             Relationship,
                                                                                             if any with
Sl.No.     Holders Name              No. of Shares Held   % of Shareholding  Category Code   anyone in I
----------------------------------------------------------------------------------------------------------
  1     LIFE INSURANCE CORPORATION        80397537              13.19             A-8
          OF INDIA
  2     THE BANK OF NEW YORK              45819768              7.273             C
  3     FID FUNDS (MAURITIUS) LTD         9196820               1.46              B-15

                        MAHANAGAR TELEPHONE NIGAM LIMITED
                       (A GOVERNMENT OF INDIA ENTERPRISE)
           Regd & Corporate Office:Jeevan Bharti, Tower-1, 12th Floor,
                   124, Connaught Circus, New Delhi - 110 001
           DISTRIBUTION OF SHAREHOLDING AS ON QUARTER ENDED 30-09-2005


                                                                                      PERCENTAGE OF
S.NO.                             CATEGORY                        NO OF SHARES HELD   SHAREHOLDING
---------------------------------------------------------------------------------------------------
  A       PROMOTER'S  HOLDING

  1       PROMOTOR'S

      a.  Indian Promotors (Government of India & Nominees)          35,43,72,740         56.25

      b.  Foreign Promoters                                              NIL               NIL

  2       PERSONS ACTING IN CONCERT                                      NIL               NIL

          SUB-TOTAL                                                  35,43,72,740         56.25

  B.      NON-PROMOTER'S HOLDING

  3       INSTITUTIONAL INVESTORS

      a.  Mutual Funds                                                1,79,95,064          2.86

      b.  Banks, Financial Institutions, Insurance Companies
          (Central/State Govt. Institutions/ Non-Govt Institutions)   9,64,56,792         15.31

      c.  Foreign Institutional Investors                             8,90,24,201         14.13

          SUB-TOTAL                                                  20,34,76,057         32.30

  4       OTHERS

      a.  Private Corporate Bodies                                      62,12,099          0.99
      b.  Indian Public                                               1,96,22,263          3.11
      c.  NRIs/OCBs                                                      4,97,073          0.08
      d.  Any other (ADR/GDRs/ADSs)                                   4,58,19,768          7.27

          SUB-TOTAL                                                   7,21,51,203         11.45

               GRAND TOTAL                                           63,00,00,000        100.00

      TOTAL FOREIGN SHAREHOLDING

          CATEGORY                 NO. OF SHARES                  %AGE

          NRI/ OCB/ GDR              4,63,16,841                  7.35

          FIIs                       8,90,24,201                 14.13

          TOTAL                     13,53,41,042                 21.48


          PLACE: NEW DELHI
          DATE:                                            (S.C.AHUJA)
                                                           COMPANY SECRETARY

QUARTERLY COMPLIANCE REPORT ON CORPORATE GOVERNANCE

NAME OF THE COMPANY: MAHANAGAR TELEPHONE NIGAM LIMITED

QUARTER ENDING ON 30TH SEPTEMBER 2005


PARTICULARS            CLAUSE OF LISTING   COMPLIANCE STATUS                               REMARKS
                       AGREEMENT           (YES/ NO)
-----------            -----------------   ----------------- ------------------------------------------------------------------
    (1)                       (2)            (3)                                             (4)
Board of Directors           49 I             NO             In MTNL all directors are appointed by Govt. of India (GOI). As on 30/09/2005 no non official part-time directors has been left on the Board of the Company.We have requested the GOI to fill up the vacancies of non official part-time directors on MTNL Board.

Audit Committee              49 II           YES             W.e.f 29/09/2005 the Audit Committee has been reconstituted with the following Directors: 1.Shri M Sahu, 2. Shri A.C. Padhi and
                                                             3. Smt Anita Soni (As permanent invitee)

Shareholders/Investors     49 VI (C)          NO             As soon as non-official part time directors are appointed by Govt.
Grievances committee                                         of India, Shareholders/Investors Grievances Committee will be reconstituted

Remuneration of             49 III           YES             Full time functional directors are appointed by the GOI and there
Directors                                                    remuneration is decided by the GOI. Part time Non-official
                                                             Directors are paid sitting fees only.

Board Proceedures            49 IV           YES

Management                   49 V            YES

Shareholders                49 VII           YES

Report on Corporate         49 VII           YES
Governance

                        MAHANAGAR TELEPHONE NIGAM LIMITED
                       (A GOVERNMENT OF INDIA ENTERPRISE)
           Regd & Corporate Office:Jeevan Bharti, Tower-1, 12th Floor,
                   124, Connaught Circus, New Delhi - 110 001
       LIST OF SHARE HOLDERS HOLDING MORE THAN 5% SHARES AS ON 30-09-2005

   FOLIO NO.                               NAME                     SHARES      % AGE    CATEGORY
--------------------------------------------------------------------------------------------------------
IN300812          10000012   Life Insurance Corporation of       8,03,97,537    13.19    FIs
IN300126          11179676   India
                         9

   14300  1601430000000300   The Bank of New York                4,58,19,768     7.27    Any other
                                                                                         (ADR/GDR)

0004600                      President of India                 35,43,72,740    56.25    Indian Promoter


Place: New Delhi
Date:                                                          (S.C.AHUJA)
                                                               COMPANY SECRETARY


                        MAHANAGAR TELEPHONE NIGAM LIMITED
                       (A GOVERNMENT OF INDIA ENTERPRISE)
           Regd & Corporate Office:Jeevan Bharti, Tower-1, 12th Floor,
                   124, Connaught Circus, New Delhi - 110 001
       LIST OF SHARE HOLDERS HOLDING MORE THAN 1% SHARES AS ON 30-09-2005

   FOLIO NO.                               NAME                     SHARES      % AGE    CATEGORY
--------------------------------------------------------------------------------------------------------
IN300812          10000012   Life Insurance Corporation of      8,03,97,537     13.19    FIs
IN300126          11179676   India
                         9

   14300  1601430000000300   The Bank of New York               4,58,19,768      7.27    Any Other
                                                                                         (ADR/GDR)

0004600                      President of India                35,43,72,740     56.25    Indian Promoter

IN30054           10011418   FID Funds Mauritius Ltd              91,96,820      1.46    FIIs


Place: New Delhi
Date:                                                          (S.C.AHUJA)
                                                               COMPANY SECRETARY